FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 25, 2019

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports Second Quarter 2019 Financial Results in an investor conference”, dated July 25, 2019.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Second Quarter 2019 Results”, dated July 25, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 25, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports Second Quarter 2019 Financial Results

Issued by: AU Optronics Corp.
Issued on: July 25, 2019

Hsinchu, Taiwan, July 25, 2019–

AU Optronics Corp. ("AUO" or the "Company") (TSE: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the second quarter of 2019(1).

Consolidated revenues for the second quarter of 2019 were NT$70.07 billion, up by 5.0% quarter-over-quarter. AUO’s net loss attributable to owners of the Company for the second quarter of 2019 was NT$2.68 billion, with a basic EPS(2) of -NT$0.28.

In the second quarter of 2019, large-sized panel(3) shipments totaled around 27.17 million units, up by 5.0% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 33.01 million units, up by 32.2% quarter-over-quarter.

Highlights of consolidated results for the second quarter of 2019

•	Revenues of NT$70.07 billion
•	Operating loss of NT$3.42 billion
•	Net loss attributable to owners of the Company at NT$2.68 billion
•	Basic EPS(2) was -NT$0.28
•	Gross margin was 2.8%
•	Operating margin was -4.9%
•	EBITDA(4) margin was 8.1%
•	Operating margin of Display Segment was -4.8%
•	EBITDA(4) margin of Display Segment was 8.4%

Looking back to the second quarter, while industry supply demand remained unbalanced, the Company’s financial results were less than ideal. But with the Company’s active adjustments of its product mix and improvement on the production efficiency, the quarterly revenues had increased by 5.0% from the previous quarter, and the extent of loss had also became narrower comparing to the previous quarter. In terms of the

 1/3

financial structure of the Company, inventory turnover days were 36 days and net debt to equity ratio was 13.6%. Both metrics were kept at a healthy level.

Looking into the third quarter, the high seasonal demand seems unclear due to the macroeconomic uncertainties. Under these circumstances, the Company will monitor the market and prepare to be ready to satisfy customer demand. Facing the industry headwind, the Company will keep focusing on increasing its revenue share in high value-added and non-commodity products. In addition, the Company will continue to promote hardware and software integrated services and field economy in order to strengthen its competitiveness and achieve operational stability.

(1)	All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2)	Basic EPS in the second quarter of 2019 were calculated based on the weighted average outstanding shares of the reporting quarter (9,624 million shares).

(3)	Large size refers to panels that are 10 inches and above.

(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, general health and circular economy. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2018 were NT$307.63 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TSE: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2019. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or

 2/3

revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Jenny Yeh	Tel: +886-3-5008800 ext 6536	Email : jenny.yeh@auo.com

 3/3

Item 2

AU Optronics Corp.

Second Quarter 2019 Results

Investor Conference

Jul. 25, 2019

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	2Q19		1Q19		QoQ %	2Q18
Net Sales	70,065	100.0%	66,705	100.0%	5.0%	75,054	100.0%
Cost of Goods Sold	(68,082)	(97.2%)	(66,461)	(99.6%)	2.4%	(67,780)	(90.3%)
Gross Profit	1,983	2.8%	244	0.4%	714.3%	7,274	9.7%
Operating Expenses	(5,403)	(7.7%)	(5,344)	(8.0%)	1.1%	(5,174)	(6.9%)
Operating Profit(Loss)	(3,420)	(4.9%)	(5,100)	(7.6%)	(32.9%)	2,100	2.8%
Net Non-operating Income(Expenses)	1,136	1.6%	198	0.3%	474.2%	145	0.2%
Profit(Loss) before Tax	(2,284)	(3.3%)	(4,902)	(7.3%)	(53.4%)	2,244	3.0%
Net Profit(Loss)	(2,828)	(4.0%)	(4,893)	(7.3%)	(42.2%)	40	0.1%
Net Profit Attributable to Owners of Company	(2,682)	(3.8%)	(3,688)	(5.5%)	(27.3%)	1,252	1.7%
Basic EPS (NT$)(a )	(0.28)		(0.38)		(26.3%)	0.13

Operating Profit + D&A	5,641	8.1%	4,049	6.1%	39.3%	10,163	13.5%

Display Segment Information:
Net Sales	66,960	100.0%	63,549	100.0%	5.4%	69,457	100.0%
Operating Profit(Loss)	(3,206)	(4.8%)	(4,838)	(7.6%)	(33.7%)	2,519	3.6%
Operating Profit + D&A	5,598	8.4%	4,047	6.4%	38.3%	10,260	14.8%

Unit Shipments (mn)(b )
Large Size Panels	27.2		25.9		5.0%	28.0
Small & Medium Size Panels	33.0		25.0		32.2%	45.3

a)	Basic EPS in 2Q19 and 1Q19 were calculated based on the weighted average outstanding shares of the first half of 2019 (9,624m shares); Basic EPS in 2Q18 was calculated based on the weighted average outstanding shares of 2018 (9,624m shares).

b)       Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million
	2Q19	1Q19	QoQ %	2Q18
Cash and Cash Equivalents (a )
	80,096	68,620	16.7%	82,324
Inventory	26,614	27,362	(2.7%)	26,164
Short Term Debt(b )	8,343	22,322	(62.6%)	29,096
Long Term Debt	99,717	73,133	36.3%	65,309
Equity	205,018	213,106	(3.8%)	215,454
Total Assets	421,792	415,474	1.5%	427,790

Inventory Turnover (Days)(c)	36	37		34
Net Debt to Equity(d )	13.6%	12.6%		5.6%

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 2Q19, 1Q19 and 2Q18 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million
	2Q19	1Q19	QoQ

From Operating Activities	7,225	(306)	7,531
Profit(Loss) before Tax	(2,284)	(4,902)	2,619
Depreciation & Amortization	9,061	9,150	(89)
Net Change in Working Capital	1,964	(4,126)	6,090
From Investing Activities	(8,134)	(8,223)	89
Capital Expenditure	(7,870)	(8,255)	385
From Financing Activities	12,536	7,619	4,917
Net Change in Debt	12,701	8,076	4,625
Net Change in Cash(a )	11,476	(543)	12,019

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
38%
16%
26%
20%
37%
18%
25%
20%
39%
16%
26%
19%
39%
17%
24%
20%
36%
15%
26%
23%
2Q18
3Q18
4Q18
1Q19
2Q19
TV
Monitor
Mobile PC and Device
Commercial and Others

–	Mobile PC and Device: including displays for notebook, tablet and mobile phones.

–	Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc.

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
25%
10%
18%
29%
18%
24%
10%
21%
28%
17%
25%
11%
18%
29%
17%
26%
11%
19%
28%
16%
24%
10%
18%
30%
18%
2Q18
3Q18
4Q18
1Q19
2Q19
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

Consolidated Shipments & ASP by Area

–	ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel
Shipments by Area & Revenues

www.auo.com

ir@auo.com

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended June 30, 2019 and 2018 and March 31, 2019

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison

		2Q19		2Q18			2Q19		1Q19
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%

Net Sales	2,259	70,065	100.0	75,054	(6.6)	2,259	70,065	100.0	66,705	5.0
Cost of Goods Sold	2,195	68,082	97.2	67,780	0.4	2,195	68,082	97.2	66,461	2.4

Gross Profit	64	1,983	2.8	7,274	(72.7)	64	1,983	2.8	244	714.3

Operating Expenses	174	5,403	7.7	5,174	4.4	174	5,403	7.7	5,344	1.1

Operating Profit(Loss)	(110)	(3,420)	(4.9)	2,100	－	(110)	(3,420)	(4.9)	(5,100)	(32.9)

Net Non-operating Income(Expenses)	37	1,136	1.6	145	684.4	37	1,136	1.6	198	474.2

Profit(Loss) before Income Tax	(74)	(2,284)	(3.3)	2,244	－	(74)	(2,284)	(3.3)	(4,902)	(53.4)

Income Tax Expense	(18)	(545)	(0.8)	(2,205)	(75.3)	(18)	(545)	(0.8)	10	－

Net Profit(Loss)	(91)	(2,828)	(4.0)	40	－	(91)	(2,828)	(4.0)	(4,893)	(42.2)

Other Comprehensive Income(Loss)	(10)	(326)	(0.5)	(832)	(60.9)	(10)	(326)	(0.5)	1,064	－

Total Comprehensive Income(Loss)	(102)	(3,154)	(4.5)	(793)	297.9	(102)	(3,154)	(4.5)	(3,829)	(17.6)
Net Profit(Loss) Attributable to:

Owners of Company	(87)	(2,682)	(3.8)	1,252	－	(87)	(2,682)	(3.8)	(3,688)	(27.3)
Non-Controlling Interests	(5)	(146)	(0.2)	(1,212)	(88.0)	(5)	(146)	(0.2)	(1,205)	(87.9)

Net Profit(Loss)	(91)	(2,828)	(4.0)	40	－	(91)	(2,828)	(4.0)	(4,893)	(42.2)
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	(92)	(2,854)	(4.1)	537	－	(92)	(2,854)	(4.1)	(2,885)	(1.1)
Non-Controlling Interests	(10)	(300)	(0.4)	(1,329)	(77.4)	(10)	(300)	(0.4)	(944)	(68.2)

Total Comprehensive Income(Loss)	(102)	(3,154)	(4.5)	(793)	297.9	(102)	(3,154)	(4.5)	(3,829)	(17.6)

Basic Earnings Per Share	(0.009)	(0.28)		0.13		(0.009)	(0.28)		(0.38)
Basic Earnings Per ADS(2)
	(0.090)	(2.79)		1.30		(0.090)	(2.79)		(3.83)
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.01 per USD as of June 30, 2019

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended June 30, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison

		1H 2019		1H 2018
	USD	NTD	%	NTD	YoY%

Net Sales	4,411	136,770	100.0	149,499	(8.5)
Cost of Goods Sold	4,339	134,544	98.4	134,084	0.3

Gross Profit	72	2,226	1.6	15,415	(85.6)

Operating Expenses	347	10,747	7.9	10,362	3.7

Operating Profit(Loss)	(275)	(8,520)	(6.2)	5,053	－

Net Non-operating Income(Expenses)	43	1,334	1.0	1,336	(0.1)

Profit(Loss) before Income Tax	(232)	(7,186)	(5.3)	6,389	－

Income Tax Expense	(17)	(535)	(0.4)	(2,321)	(77.0)

Net Profit(Loss)	(249)	(7,721)	(5.6)	4,067	－

Other Comprehensive Income(Loss)	24	738	0.5	180	309.9

Total Comprehensive Income(Loss)	(225)	(6,983)	(5.1)	4,247	－
Net Profit(Loss) Attributable to:

Owners of Company	(205)	(6,370)	(4.7)	5,562	－
Non-Controlling Interests	(44)	(1,351)	(1.0)	(1,494)	(9.6)

Net Profit(Loss)	(249)	(7,721)	(5.6)	4,067	－
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	(185)	(5,739)	(4.2)	5,600	－
Non-Controlling Interests	(40)	(1,244)	(0.9)	(1,353)	(8.1)

Total Comprehensive Income(Loss)	(225)	(6,983)	(5.1)	4,247	－

Basic Earnings Per Share	(0.02)	(0.66)		0.58
Basic Earnings Per ADS(2)
	(0.21)	(6.62)		5.78
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.01 per USD as of June 30, 2019

(2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

June 30, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

		June 30, 2019		June 30, 2018		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,583	80,096	19.0	82,324	19.2	(2,229)	(2.7)
Notes & Accounts Receivables	1,292	40,065	9.5	44,396	10.4	(4,331)	(9.8)
Other Current Financial Assets	124	3,832	0.9	1,716	0.4	2,116	123.3
Inventories	858	26,614	6.3	26,164	6.1	449	1.7
Other Current Assets	128	3,978	0.9	6,349	1.5	(2,371)	(37.3)
Total Current Assets	4,985	154,584	36.6	160,950	37.6	(6,365)	(4.0)
Long-term Investments	429	13,295	3.2	13,772	3.2	(477)	(3.5)
Net Fixed Assets	7,010	217,366	51.5	225,165	52.6	(7,799)	(3.5)
Right-of-use Assets	410	12,727	3.0	0	0.0	12,727	－
Other Non-Current Assets	768	23,820	5.6	27,904	6.5	(4,084)	(14.6)
Total Non-Current Assets	8,617	267,208	63.4	266,841	62.4	368	0.1
Total Assets	13,602	421,792	100.0	427,790	100.0	(5,998)	(1.4)
LIABILITIES
Short-term Borrowings	22	679	0.2	2,335	0.5	(1,657)	(70.9)
Notes & Accounts Payable	1,741	53,994	12.8	55,651	13.0	(1,658)	(3.0)
Current Installments of Long-term Borrowings	247	7,664	1.8	26,761	6.3	(19,097)	(71.4)
Current Financial Liabilities	1	45	0.0	296	0.1	(251)	(84.9)
Accrued Expense & Other Current Liabilities	945	29,298	6.9	45,541	10.6	(16,244)	(35.7)
Machinery and Equipment Payable	247	7,659	1.8	9,243	2.2	(1,584)	(17.1)
Total Current Liabilities	3,203	99,338	23.6	139,828	32.7	(40,490)	(29.0)
Long-term Borrowings	3,216	99,717	23.6	65,309	15.3	34,407	52.7
Other Non-Current Liabilities	571	17,721	4.2	7,199	1.7	10,522	146.2
Total Non-Current Liabilities	3,787	117,437	27.8	72,508	16.9	44,929	62.0
Total Liabilities	6,990	216,775	51.4	212,336	49.6	4,439	2.1
EQUITY
Common Stock	3,104	96,242	22.8	96,242	22.5	0	0.0
Capital Surplus	1,950	60,475	14.3	61,101	14.3	(626)	(1.0)
Retained Earnings	1,150	35,664	8.5	42,298	9.9	(6,634)	(15.7)
Other Equity	(7)	(217)	(0.1)	242	0.1	(458)	－
Non-Controlling Interests	414	12,853	3.0	15,572	3.6	(2,718)	(17.5)
Total Equity	6,611	205,018	48.6	215,454	50.4	(10,437)	(4.8)
Total Liabilities & Equity	13,602	421,792	100.0	427,790	100.0	(5,998)	(1.4)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.01 per USD as of June 30, 2019

  (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended June 30, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2019		1H 2018

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	(232)	(7,186)	6,389
Depreciation & Amortization	587	18,211	16,525
Share of Profit of Equity-Accounted Investees	(6)	(189)	(120)
Changes in Working Capital	(70)	(2,162)	(4,073)
Changes in Others	(57)	(1,755)	(692)

Net Cash Provided(Used) by Operating Activities	223	6,919	18,028
Cash Flow from Investing Activities:
Acquisitions of Financial Assets Measured at Fair Value	(65)	(2,001)	(4,370)
Proceeds from Disposal of Financial Assets Measured at Fair Value	54	1,686	59
Acquisitions of Equity-Accounted Investees	0	0	(635)
Acquisitions of Property, Plant and Equipment	(520)	(16,125)	(18,912)
Proceeds from Disposal of Property, Plant and Equipment	2	53	3,303
Decrease(Increase) in Other Financial Assets	2	57	15
Decrease(Increase) in Other Assets	(1)	(26)	(205)
Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity	0	0	(565)

Net Cash Provided(Used) in Investing Activities	(527)	(16,357)	(21,310)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	4	130	(1,146)
Increase(Decrease) in Long-term Borrowings	666	20,647	(19,022)
Payment of Lease Liabilities	(11)	(349)	0
Increase(Decrease) in Guarantee Deposits	1	20	(0)
Changes in Non-Controlling Interests and Others	(9)	(292)	0

Net Cash Provided(Used) by Financing Activities	650	20,156	(20,168)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	7	214	753

Net Increase(Decrease) in Cash and Cash Equivalents	353	10,932	(22,696)
Cash and Cash Equivalents at Beginning of Period	2,230	69,163	105,021

Cash and Cash Equivalents at End of Period	2,583	80,096	82,324

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.01 per USD as of June 30, 2019